Exhibit 99.30

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

HudBay Minerals Inc.

1906 – 201 Portage Avenue

Winnipeg, Manitoba

R3B 3K6

Item 2	Date of Material Change

April 9, 2008.

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Market Wire on April 9, 2008 and subsequently filed on SEDAR.

Item 4	Summary of Material Change

HudBay Minerals Inc. (“HudBay”) announced the appointments of Donald K. Charter and R. Peter Gillin as directors of the corporation.

Item 5	Full Description of Material Change

HudBay announced the appointments of Donald K. Charter and R. Peter Gillin as directors of the corporation.

Don Charter is President of 3Cs Corporation, a consulting and investment company, and is the former Chairman and Chief Executive Officer of Dundee Securities Ltd. and Dundee Private Investors Inc. He has also served as Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc. Prior to joining Dundee, Mr. Charter practiced corporate and securities law in Toronto. He is currently a director of IAMGOLD Corporation, Lundin Mining Corporation, Great Plains Exploration Inc., Baffin Iron Mines Corporation and a trustee of Dundee Real Estate Investment Trust.

Peter Gillin is Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, and is the former President and Chief Executive Officer of Zemex Corporation. Mr. Gillin has also been a senior investment banker, having previously served as Vice-Chairman of N M Rothschild & Sons Canada Limited and as a Managing Director of Scotia Capital. He is

currently a director of Silver Wheaton Corp. and Trillium Health Care Products Inc. and is a member of the Independent Review Committee of TD Asset Management Inc. Mr. Gillin is a Chartered Financial Analyst.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Allen J. Palmiere, President and Chief Executive Officer of HudBay, (204) 949-4268.

Item 9	Date of Report

April 18, 2008.

HUDBAY MINERALS INC.

By:	(signed) Allen J. Palmiere
Allen J. Palmiere
President and Chief Executive Officer